Exhibit 12.1

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges and

Preferred Stock Dividends

	Year ended December 31,					Nine months ended September 30, 2012
	2007	2008	2009	2010	2011
	(in thousands)
Fixed charges:
Interest expense	$104	$104	$97	$94	$90	$65
Estimate of interest expense within rental expense	129	129	153	204	220	182

Total fixed charges	$233	$233	$250	$298	$310	$247

Earnings before fixed charges:
Net loss before provision for income taxes	$(27,168)	$(23,953)	$(25,159)	$(32,177)	$(2,318)	$(59,220)
Add fixed charges	233	233	250	298	310	247

Total earnings (loss) before fixed charges	$(26,935)	$(23,720)	$(24,909)	$(31,879)	$(2,008)	$(58,973)

Deficiency of earnings to cover fixed charges:	$(27,168)	$(23,953)	$(25,159)	$(32,177)	$(2,318)	$(59,220)

Earnings before fixed charges and preferred stock dividends:
Net loss before provision for income taxes	$(27,168)	$(23,953)	$(25,159)	$(32,177)	$(2,318)	$(59,220)
Add fixed charges	233	233	250	298	310	247
Add preferred stock dividends	—	—	—	—	—	—

Total earnings (loss) before fixed charges and preferred stock dividends	$(26,935)	$(23,720)	$(24,909)	$(31,879)	$(2,008)	$(58,973)

Deficiency of earnings to cover fixed charges and preferred stock dividends:	$(27,168)	$(23,953)	$(25,159)	$(32,177)	$(2,318)	$(59,220)